FIRST QUARTER 2021 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the first quarter, the Company saw strong loan demand and property resale activity, reflecting our borrowers' continued success in buying, fixing and selling properties. The Company continued its risk mitigation strategy: (1) new loans required borrowers to pre-pay interest; (2) we continued lending to only the highest quality borrowers; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). The Company sold its last two rental properties (total of 6 units) with a cost basis of $727,830, took a $33,499 charge off, and redeployed the proceeds into higher yielding Portfolio Loans. Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy, with no material change. In addition, the Company completed its equity recapitalization on February 1, 2021 in which (A) "Junior Note" investors converted their investments into Series C Equity, (B) "Equity" investors converted their investments into Series B Equity, and; (C) employees of the Manger invested into Series A Equity. No changes were made to the Senior Notes. The primary purpose of the equity restructuring was to lower the Company's cost of capital, which should allow the Company to continue gaining and retaining the highest quality borrowers to minimize loan portfolio risk, and increase the Company's equity to debt ratio, which should improve tax efficiency for certain tax advantaged accounts. See *"Recapitalization Summary"* below for additional details.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 62%, paid off loans (actual) 60% vs paid off loans (estimate) 66%.
- **Cumulative "As-Is" LTV:** Bank Borrowings 16%, Senior Notes 36%, Series C Equity 56%, Series B Equity 70%, Series A Equity 73%
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 6.06x, Senior Notes 2.76x, Series C Equity 1.80x, Series B Equity 1.43x, Series A Equity 1.40x.
- **Cumulative Interest Coverage:** Bank Borrowings 10.4x, Senior Notes 5.0x, Junior Notes 4.2x.

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $915,413, up 64.1% quarter/quarter, up 54.4% year/year.
- **Net Interest Margin:** 9.164%, up 127 basis points quarter/quarter, up 145 basis points year/year.
- **Net Interest Rate Spread:** 7.097%, up 43 basis points quarter/quarter, up 28 basis points year/year.
- **Interest Income:** $2,925,332, up 5.3% quarter/quarter, up 6.4% year/year.
- **Interest Expense:** $741,430, down 27.3% quarter/quarter, down 31.9% year/year.
- **Net Interest Income:** $2,183,902, up 24.2% quarter/quarter, up 31.5% year/year.

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $96.3 million, up 1.6% quarter/quarter, down 0.9% year/year.
- **Loans Receivable, Net:** $93.3 million, up 2.6% quarter/quarter, up 9.3% year/year.
- **Total Equity:** $47.2 million (49.0% of total assets), up 117.1% quarter/quarter, up 124.3% year/year.
- **Series A Equity:** $3.8 million (3.9% of total assets), effective February 1, 2021.
- **Series B Equity:** $18.7 million (19.4% of total assets), effective February 1, 2021.
- **Series C Equity:** $24.7 million (25.7% of total assets), effective February 1, 2021.
- **Junior Notes:** Junior notes were converted to Series C Equity, effective February 1, 2021.
- **Senior Notes:** $25.4 million (26.4% of total assets), up 4.7% quarter/quarter, up 13.7% year/year.
- **Bank Borrowings:** $21.0 million (21.9% of total assets), down 5.2% quarter/quarter, down 26.7% year/year.

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $738,951 (0.8% of UPB). $266,413 in provisions added. $33,499 charged off.
- **Delinquent Loans:** No new loans became delinquent. 2 Delinquent Loan paid off, and no Delinquent Loans were cured. Total Delinquent Loans $882,816 or 0.9% of UPB, comprised of 1 accruing loan.
- **REO Assets:** No new REO assets acquired. No REO assets sold. No REO assets converted to Rental Properties. Total REO assets $1.9 million (1 property).
- **Rental Properties:** No new REO asset converted to Rental Properties. 2 Rental Properties sold, leaving no Rental Properties on the Balance Sheet.

Recapitalization Summary

As of January 31, 2021, the Company had one class of equity, and in addition to the Bank Borrowings, two forms of debt outstanding: the Junior Notes and the Senior Notes.

Effective February 1, 2021, the Company adopted a Second Amended and Restated Operating Agreement, which among other changes, created four classes of equity membership interests consisting of **Class A, Class B, Class C** and **Class D Units** (collectively "Units" or "Equity Program"):

- The Amended and Restated Operating Agreement (the "**First Amended Operating Agreement**") of the Company was amended and restated as the Second Amended and Restated Operating Agreement ("**Second Amended Operating Agreement**") to, among other modifications, create four classes of membership Interests consisting of **Class A, Class B, Class C** and **Class D Units**.

- The Class A Units were issued to employees of the Company's Manager, Iron Bridge Management Group, LLC (the "**Manager**"), and/or their tax-advantaged accounts. The return on these Class A Units is intended to replace the right of the Manager to receive "Performance Fees" under the First Amended Operating Agreement.

- The only class of equity units under the First Amended Operating Agreement ("**Equity**") was exchanged for Class B Units.

- The Company's subordinated secured, six percent interest rate, six month maturity, promissory notes (the "**Junior Notes**") were, subject to applicable approvals, prepaid and the holders of the Junior Notes were offered the opportunity to reinvest the outstanding principal amount and unpaid and accrued interest owed under their Junior Notes in exchange for Class C Units of the Company.

References herein to the Junior Notes refer to the historical Junior Notes, and effective February 1, 2021, no Junior Notes remain outstanding.

The Recapitalization is intended to allow the Company to continue providing attractive and stable investment returns to Equity Program investors with the added option for Equity Program investors to invest using tax advantaged accounts (e.g., IRA, ROTH IRA, 401K, Defined Benefit Plans). There are four primary factors driving the Recapitalization:

(i) Many holders of Equity had indicated a desire to invest in the Company using tax advantaged accounts, which was previously not allowed. The new equity structure will allow an unlimited percentage of equity to be owned by tax advantaged accounts, and improved tax efficiency for tax advantaged accounts by reducing "debt financed" income and increasing "equity financed" income.

(ii) Compensation to the Manager has decreased significantly over the past 4 years despite the Manager's strong performance and the fact that during this period the Company grew from approximately $52 million in total assets at the beginning of 2015 to $98 million in total assets at the end of 2019. Decreased compensation was caused primarily by declining interest rates on Portfolio Loans. Under this new equity structure, the Manager will no longer receive a "Performance Fee" and the Manager's employees will instead receive profits allocated to Class A Units as described below. The Recapitalization will improve tax efficiency for the Manager and greatly improve the tools available to the Manager to bolster employee retention.

(iii) The competitive nature of our industry has made it more important than ever for the Company to focus on borrower acquisition and retention. In order to gain and retain the highest quality borrowers, the Company needed to modestly reduce the investment returns paid to Equity, and pass those savings on to borrowers in the form of lower priced loans.

(iv) All of the Units will be eligible to be registered on wealth management platforms such as Schwab, TD Ameritrade and Pershing, which currently do not allow alternative debt products like the Junior Notes and Senior Notes to be registered. Registration on these platforms would allow wealth advisors to include the Units in the consolidated investment account statements of their clients and would not be used for the purpose of making a market in Units.

A summary of the terms of exchange, and each of the new classes of Units are described in greater detail below. The Second Amended Operating Agreement effectuating these changes includes additional details and is available upon request.

Class A Units/Management Fees (New Class). Under the First Amended Operating Agreement, the Manager was entitled to two fees from two sources: (1) a "Base Management Fee" and (2) a "Performance Fee". The Base Management Fee relates to servicing Investments and was equal to one twelfth of 3% of the principal amounts of each Investment, payable monthly (i.e. 3% per year). The Base Management Fee was reduced by the amount of any Employee Expense for which the Manager is reimbursed by the Company. The Performance Fee was equal to 50% of all Net Income (computed without regard to the Performance Fee but taking into account the Base Management Fee), after application of the 10% cumulative non-compounding Preferred Return payable to the Equity under the First Amended Operating Agreement, and was calculated and payable in arrears at the end of each month.

Under the Second Amended Operating Agreement, the Base Management Fee has remained the same, but has been redefined as the "Loan Servicing Fee". The Performance Fee has been eliminated however, and instead Class A Units were issued to employees of the Manager or their tax-advantaged accounts. The Class A Units were issued in exchange for a capital contribution of $1 per Class A Unit (the same as for Class B, Class C and Class D units). Voting rights associated with the Class A Units are the same as the voting rights of Class B, Class C and Class D Units. The Class A Units are entitled to 90% of distributions from Net Cash From Operations (defined below) after the payment of all accrued preferred returns on the Class B, Class C, and Class D Units, as described in greater detail under Distribution Waterfall below. The Class A Units are also entitled to the return of their Unreturned Capital Contributions (defined below) as well as 90% of all other distributions from Net Cash Flow From Sale or Refinance after all Class B, Class C, and Class D Units receive all accrued and payable Preferred Returns and all Unreturned Capital Contributions.

As of March 31, 2021, there were approximately $3.8 million Class A Units held by employees of the Manager.

Class B Units (previously Equity). Under the First Amended Operating Agreement, there was only one class of equity, the Equity. Equity was entitled to a "Preferred Return" in an amount calculated like interest (cumulative but without compounding) at a per annum rate equal to ten percent (10%) of unreturned capital contributions, and participated 50%, with the Manager, in any distributions made in excess of the 10% preferred return. The Equity, by virtue of being equity, was subordinate to the Junior Notes and Senior Notes in the event of a liquidation, and could only receive distributions if there were sufficient funds available to continue to meet the Company's debt obligations. The Equity was granted very limited voting rights under the First Amended Operating Agreement, primarily being limited to those matters requiring submission for approval to the Members as required by law.

The Company believes strongly that protecting investor capital by minimizing loan portfolio risk is paramount. The Manager team has been hyper focused on this strategy for the past five years and plans to continue with this strategy for the foreseeable future. In order to minimize loan portfolio risk, the Company must continue to gain and retain the highest quality Portfolio Borrowers. In order to gain and retain the highest quality Portfolio Borrowers, the Company has had to lower its average Portfolio Loan pricing from approximately 20% in 2009 to 10-12% today. During this time, the Company partially offset the decline in loan portfolio income by lowering the interest rate paid on its Junior Notes and initiating a new Senior Note debt offering. Despite this offset, the Manager's performance fees fell 76% from 2015 through 2019. This decline in performance fees made it difficult for the Manager to provide its employees with attractive wages and still make a profit. For this reason, the Company made some modifications to the Equity investment returns, reducing the preferred return from 10% to 9%, which the Company believes is fair given the significant decline in Portfolio Loan pricing available in the market today, caused by a general decline in market interest rates and an increase in wall street capital competing in the private lending industry.

Under the Second Amended Operating Agreement, which received all applicable approvals, the Equity became the Class B Units. The Class B Units, similar to under the First Amended Operating Agreement, are entitled to a cumulative, non-compounded preferred return of 9% per annum on the Unreturned Capital Contributions of the Class B Member, payable according to the Distribution Waterfall as described below. The Class B Units will also participate pro rata with the Class C Units and Class D Units in 10% of profit distributions made after all the accrued and unpaid Preferred Returns payable according to the Distribution Waterfall as described below. The Class B Units, upon a liquidation or similar distribution, will be entitled, after payment of any accrued and unpaid Preferred Return and Unreturned Capital Contributions to the Class C Units and Class D Units, to their accrued and unpaid Preferred Return and Unreturned Capital Contributions, as applicable, and will participate pro rata with the Class C Units and Class D Units in 10% of

distributions from such event after payments have been made to all the Units of all accrued and unpaid Preferred Return and Unreturned Capital Contributions. Voting rights associated with the Class B Units will be limited similarly to the voting rights of the Equity, but the Class B Units will have less voting power, as a class, than the Equity, because that voting power will be diluted by the existence of the newly formed classes of membership interests. Class B Units were only offered to holders of Equity.

As of March 31, 2021, there were approximately $18.7 million Class B Units exchanged on a one for one basis with Equity investors, and each Class B Unit was attributed a capital contribution of $1 per Class B Unit based on previous capital contributions.

Class C Units (previously Junior Notes). Previously, the Company had two series of outstanding promissory notes, the Junior Notes and the Senior Notes. In the Recapitalization, all holders of the Junior Notes were offered the opportunity to exchange their Junior Notes for Class C Units, effective February 1, 2021.

The Class C Units are entitled to a cumulative, non-compounded preferred return of 6% per annum on the Unreturned Capital Contributions associated with the Class C Units, payable according to the Distribution Waterfall as described below. The Class C Units will also participate pro rata with the Class B Units and Class D Units in 10% of profit distributions made after all the accrued and unpaid Preferred Returns, and as applicable, Unreturned Capital Contributions, have been paid to Class B, Class C, and Class D Units, payable according to the Distribution Waterfall as described below. The Class C Units, upon a liquidation or similar distribution, are entitled, after payment of any accrued and unpaid Preferred Return and Unreturned Capital Contributions to the Class D Units, to their accrued and unpaid Preferred Return and Unreturned Capital Contributions, as applicable, and will participate pro rata with the Class B Units and Class D Units in 10% of distributions from such event after payments have been made to all the Units of all accrued and unpaid Preferred Return and Unreturned Capital Contributions.

As of March 31, 2021, there were approximately $24.7 million Class C Units. Each $1 of principal under the Junior Notes was exchanged for one Class C Unit and attributed a Capital Contribution of $1. The Company does not currently anticipate issuing any Class C Units to any parties other than the current holders of the Junior Notes.

Class D Units (New Class). Under the Second Amended Operating Agreement, the Company also has a new class of equity, the Class D Units, which would be entitled to a cumulative, non-compounded preferred return of 5% per annum on the Unreturned Capital Contributions associated with the Class D Units, payable according to the Distribution Waterfall as described below. The Class D Units will also participate pro rata with the Class B Units and Class C Units in 10% of profit distributions made after all the accrued and unpaid Preferred Returns have been made to Class B, Class C, and Class D Units, payable according to the Distribution Waterfall as described below.

As of March 31, 2021, there were no Class D Units issued. The Company is evaluating the replacement of the Senior Notes with the Class D Units, however, given the additional complexities of engaging in an exchange offer for the Senior Notes, as a result the Company's offering of the Senior Notes pursuant to Regulation A promulgated under the Securities Act of 1933, the Company has determined to defer this transition to a later time, if it decides to undertake it at all. The Manager will determine whether or not to undertake such an exchange in its sole discretion.

Class Limitation. The Second Amended Operating Agreement limits the Company's ability to issue additional Class C Units or Class D Units during any period of time when the Unreturned Capital Contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company. The Company is also limited from redeeming any Class A Units or Class B Units when the Unreturned Capital Contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company.

Distribution Waterfall. Under the Second Amended Operating Agreement, there are two potential sources of distributions: (a) Net Cash Flow From Operations, and (b) Net Cash Flow from Sale or Refinance.

"Net Cash Flow from Operations" means the cash flow resulting from the operation of the Investments, including, but not limited to, monthly interest payments and fees and charges associated with or related to the ownership, operation and management of any Investments, or any other source, less cash expenditures of the Company and the amount of any funds the Manager, in its reasonable discretion, determines to set aside for contingencies and the establishment of reasonable and prudent working capital and reserves, or for investment in additional Investments.

The Manager shall cause Net Cash Flow from Operations, to the extent available for distribution, to be distributed to holders of Units promptly following the end of each month as follows:

(i) first, 100% to the holders of Class D Units pro rata based on the Class D Preferred Return payable to the holders of Class D Units, until each such Person has received the accrued but unpaid Class D Preferred Return payable to such Person;

(ii) second, 100% to the holders of Class C Units pro rata based on the Class C Preferred Return payable to the holders of Class C Units, until each such Person has received the accrued but unpaid Class C Preferred Return payable to such Person;

(iii) third, 100% to the holders of Class B Units pro rata based on the Class B Preferred Return payable to the holders of Class B Units, until each such Person has received the accrued but unpaid Class B Preferred Return payable to such Person; and

(iv) thereafter, (A) 90% to the holders of Class A Units pro rata based on the number of Class A Units held by each such Person; and (B) 10% to the holders of Class B Units, Class C Units, and Class D Units pro rata based on the number of Units held by each such person.

"Net Cash Flow from Sale or Refinance" means the cash flow resulting from the repayment of all or any portion of any Investments, or the sale, financing or refinancing of all or any portion of any real estate owned properties held by the Company, less cash expenditures of the Company and the amount of any funds the Manager, in its reasonable discretion, determines to set aside for contingencies and the establishment of reasonable and prudent working capital and reserves, or for investment in additional Investments.

Net Cash Flow From Sale or Refinance, if any, shall be distributed at such times as the Manager may determine in the following priority:

(i) first, 100% to the holders of Class D Units pro rata based on the Class D Preferred Return payable to the holders of Class D Units, until each such Person has received the accrued but unpaid Class D Preferred Return payable to such Person;

(ii) second, 100% to the holders of Class D Units pro rata based on the Unreturned Capital Contributions of the holders of Class D Units, until each holder of Class D Units has received an amount equal to such Person's Unreturned Capital Contributions with respect to such Class D Units;

(iii) third, 100% to the holders of Class C Units pro rata based on the Class C Preferred Return payable to the holders of Class C Units, until each such Person has received the accrued but unpaid Class C Preferred Return payable to such Person;

(iv) (iv) fourth, 100% to the holders of Class C Units pro rata based on the Unreturned Capital Contributions of the holders of Class C Units, until each holder of Class C Units has received an amount equal to such Person's Unreturned Capital Contributions with respect to such Class C Units;

(v) fifth, 100% to the holders of Class B Units pro rata based on the Class B Preferred Return payable to the holders of Class B Units, until each such Person has received the accrued but unpaid Class B Preferred Return payable to such Person;

(vi) sixth, 100% to the holders of Class B Units pro rata based on the Unreturned Capital Contributions of the holders of Class B Units, until each holder of Class B Units has received an amount equal to such Person's Unreturned Capital Contributions with respect to such Class B Units; and

(vii) seventh, 100% to the holders of Class A Units pro rata based on the Unreturned Capital Contributions of the holders of Class A Units, until each holder of Class A Units has received an amount equal to such Person's Unreturned Capital Contributions with respect to such Class A Units; and

(viii) thereafter, (A) 90% to the holders of Class A Units pro rata based on the number of Class A Units held by each such Person; and (B) 10% to the holders of Class B Units, Class C Units, and Class D Units pro rata based on the number of Units held by each such Person.

"Unreturned Capital Contributions" mean the amount of Capital Contributions attributable to a Unit, less any distributions received with respect to such Unit from Net Cash Flow From Sale or Refinance.

Redemption at the Election of the Company. The Manager has the right to unilaterally redeem on behalf of the Company all or any portion of a Member's Class A, Class B, Class C, or Class D Units, as applicable, at any time by payment of any accrued but unpaid Preferred Return applicable to such Units being redeemed together with the Unreturned Capital Contribution of such Units. This Manager right will be suspended however during any period when the Manager has suspended processing Redemption Requests as discussed below, or with respect to the Class A Units or Class B Units

if such redemption would cause the Unreturned Capital Contributions of the Class A Units and the Class B Units, in the aggregate, to equal an amount less than 20% of the total assets of the Company (the "**Class Limitation**").

Redemption at the Election of the Members. Any Member shall have the right to require a redemption of all or a portion of its Units by submitting a written request (a "**Redemption Request**") to the Manager; provided, however, any Member submitting a Redemption Request that holds less than 50,000 Units must submit a Redemption Request with respect to all Units held by such Member. In connection with a Redemption Request, the Member requesting redemption shall be entitled to receive an amount equal to any accrued but unpaid Preferred Return applicable to such Units being redeemed, together with the Unreturned Capital Contribution of such Units being redeemed, with each Member expressly acknowledging that no amounts will be paid to a Member seeking redemption except for any accrued and unpaid Preferred Return and any Unreturned Capital Contributions applicable to such redeemed Units. Redemption Requests will generally be completed in the order received, except as described below.

It is the intention of the Company to complete all Redemption Requests in sixty (60) days of receipt of a Redemption Request, provided however, (i) if the Company receives a Redemption Request from a Member (or group of affiliated Members) for an aggregate amount over $1 million, then the Company may, at the Manager's election, as determined in its sole discretion, complete any such Redemption Request in multiple monthly payment intervals of $1,000,000 for each such payment date and (ii) if the Company has unfulfilled Redemptions Requests at any time from Members collectively holding more than thirty percent (30%) of outstanding Units, or to the extent that the processing of Redemption Requests may otherwise be prohibited by law, then the Company may elect to (A) suspend processing of any additional Redemption Requests by Members in the order received; (B) extend the redemption date for all Members until such time as the Company has sufficient liquidity to complete such redemptions without causing a material adverse impact on the Company, as determined by the Manager in its reasonable discretion, with no requirement of the Company or the Manager to market or sell any Investments or other assets at fire sale or discount prices to complete any outstanding Redemption Requests, (C) make payments, or prepayments as applicable, to Members who have submitted a Redemption Request, provided, however, that any such payments or prepayments during such extension shall be made in accordance with the distribution waterfall associated with the Net Cash Flow From Sale or Refinance instead of in the order received (subject to the Class Limitation); and (D) give notice to all Members that the Company is electing to take the actions set forth in subsections (A), (B) and (C) above.

Notwithstanding the above, the Manager does not intend to cause the Company to redeem any Units, if the redemption could cause the Company to become a "publicly traded partnership". If the Manager determines that limiting the redemptions in any calendar year, or otherwise delaying such redemption, might avoid causing the Company to become a "publicly traded partnership", the Manager may take such action as the Manager determines is required to avoid the Company being treated as a "publicly traded partnership", including, without limitation: (1) requiring a notice period before effectuating the redemption, (2) establishing the fair market value of the Units after the expiration of the notice period, (3) limiting the number of redemptions in any calendar year, and (4) limiting the number of times in each calendar year when Units may be redeemed.

Additional details can be found in the Second Amended Operating Agreement which is available upon request.

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area using Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan funds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company can continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value	As of or for the Three Months Ended March 31,		As of or for the Year Ended December 31,	
	2021	2020	2020	2019
Loan to value - active loans, end of period				
Unpaid principal balance	$ 94,784,159	$ 87,316,244	$ 92,048,404	$ 89,805,878
Undisbursed construction loan balance (1)	13,560,935	9,652,562	10,101,465	9,902,260
Estimated "after-repair" value (2)	173,407,000	152,191,000	158,951,000	155,001,000
Estimated "after-repair" loan-to-value (3)	62%	64%	64%	64%
Loan to value - properties sold retail, during period				
Principal balance	$ 33,272,500	$ 23,035,904	$ 102,765,141	$ 81,916,818
Actual sale price	55,015,578	37,289,950	167,542,858	129,823,381
Actual loan-to-sale price (4)	60%	62%	61%	63%
Original "after-repair" loan-to-value estimate	66%	62%	65%	67%
Number of loans	104	73	340	255
Loans refinanced or properties sold wholesale, during period				
Unpaid principal balance	$ 5,776,864	$ 6,337,905	$ 32,783,381	$ 20,922,051
Number of loans	24	27	102	71

(1) Undisbursed construction loan balance is comprised of construction funds that have been approved but not yet disbursed. Once disbursed, the construction funds are added to the unpaid principal balance.

(2) Estimated "after repair" value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.

(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the undisbursed construction loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.

(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for construction until those proceeds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these funds as an undisbursed construction loan balance. The Company's undisbursed construction loan balance as of March 31, 2021 was $13.6 million compared to $9.7 million as of December 31, 2020. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully funded and associated improvements to the real estate collateral have been completed.

As of the quarter ended March 31, 2021, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 62%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended March 31, 2021 was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 6 percentage points more conservative than the actual sale prices, on average.

This compares to the quarter ended March 31, 2020 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended March 31, 2020 was 62%, compared to our estimated weighted average "after-repair" loan-to-value of 62% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter equaled the actual sale prices, on average.

This compares to the year ended December 31, 2020 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2020 the weighted average loan-to-sales price of paid off Portfolio Loans was 61%, compared to our estimated weighted average "after-repair" loan-to-value of 65% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

This compares to the year ended December 31, 2019 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2019 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 67% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) is more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all five tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value	As of the Three Months Ended March 31,		As of or for the Year Ended December 31,	
	2021	2020	2020	2019
Estimated value added through construction improvements				
Estimated "after-repair" value	$ 173,407,000	$ 152,191,000	$ 158,951,000	$ 155,001,000
Real estate purchase price	105,193,722	92,866,923	101,490,879	94,713,728
Total estimated value add	$ 68,213,278	$ 59,324,077	$ 57,460,121	$ 60,287,272
Estimated percentage completion of capital improvements				
Construction loan commitments	$ 19,654,171	$ 18,665,694	$ 16,380,981	$ 20,149,903
Undisbursed construction loan balance	13,560,935	9,652,562	10,101,465	9,902,260
Disbursed construction loan funds	6,093,236	9,013,132	6,279,516	10,247,643
Percentage completion	31%	48%	38%	51%
Real estate value added based on percentage completion	21,147,654	28,645,907	22,026,871	30,660,318
Real estate purchase price	105,193,722	92,866,923	101,490,879	94,713,728
Estimated "as-is" real estate value securing loan portfolio	126,341,376	121,512,830	123,517,750	125,374,046
Book value of rental property	-	7,084,524	733,355	7,111,371
Book value of real estate owned (REO), held for sale	1,881,701	3,280,820	1,881,701	1,776,281
Estimated "as-is" real estate collateral value securing investment programs	**$ 128,223,077**	**$ 131,878,174**	**$126,132,806**	**$134,261,698**
Capital structure and investment programs				
Bank Borrowings	$ 21,145,183	$ 28,852,605	$ 22,296,965	$ 30,548,052
Senior Notes	25,371,849	22,323,988	24,229,442	20,914,989
Senior Notes, cumulative	46,517,032	51,176,593	46,526,407	51,463,041
Series C Equity (previously Junior Notes) (1)	24,707,183	24,212,349	23,843,628	24,924,078
Series C Equity, cumulative	$ 71,224,215	$ 75,388,942	$ 70,370,035	$ 76,387,119
Series B Equity (previously Equity Program) (2)	18,673,650	21,025,379	21,725,428	21,183,026
Series B Equity, cumulative	$ 89,897,865	$ 96,414,321	$ 92,095,463	$ 97,570,145
Series A Equity (3)	3,784,332			
Series A Equity, cumulative	$ 93,682,196			
Capital structure loan-to-value based on "as-is" valuation of real estate collateral				
Bank Borrowings	16%	22%	18%	23%
Senior Notes, cumulative	36%	39%	37%	38%
Series C Equity, cumulative (previously Junior Notes) (1)	56%	57%	56%	57%
Series B Equity, cumulative (previously Equity Program) (2)	70%	73%	73%	73%
Series A Equity, cumulative (3)	73%			
Capital structure asset coverage based on "as-is" valuation of real estate collateral				
Bank Borrowings	6.06 x	4.57 x	5.66 x	4.40 x
Senior Notes, cumulative	2.76 x	2.58 x	2.71 x	2.61 x
Series C Equity, cumulative (previously Junior Notes) (1)	1.80 x	1.75 x	1.79 x	1.76 x
Series B Equity, cumulative (previously Equity Program) (2)	1.43 x	1.37 x	1.37 x	1.38 x
Series A Equity, cumulative (3)	1.40 x			

(1) Effective February 1, 2021, the Company's subordinate secured, six percent interest rate, six-month maturity, promissory notes (the "Junior Notes") were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity.
(2) Effective February 1, 2021, the Company's 10% preferred return, participating, equity offering (the "Equity Program") was exchanged for nine percent preferred, participating, Class B Units of equity.
(3) Effective February 1, 2021, the Company issued to employees of the Company's Manager, Iron Bridge Management Group, LLC (the "Manager") Class A Units of equity. The investment return on these Class A Units is intended to replace the right of the Manager to receive "Performance Fees."

As of March 31, 2021, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $173.4 million, and the real estate purchase price was $105.2 million, resulting in an estimated $68.2 million in total value add to the real estate projects. Total construction loan commitments were $19.7 million and construction funds disbursed were $6.1 million, resulting in an estimated percentage completion of 31%. Multiplying the estimated total value add of $68.2 million by the estimated project completion of 31% equaled an estimated $21.1 million of incremental real estate value added based on percentage completion. Adding $21.1 million of incremental real estate value added to the real estate purchase price of $105.2 million provided an estimated "as-is" loan portfolio real estate collateral value of $126.3 million. When combined with an estimated $1.9 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $128.2 million as of March 31, 2021.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt or equity divided by the estimated "as-is" real estate collateral value ($128.2 million as of March 31, 2021). As of March 31, 2021, the loan-to-value of Bank Borrowings equaled 16% or $21.1 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $128.2 million; Cumulative loan-to-value of Senior Notes equaled 36% or $46.5 million (the sum of $25.4 million in Senior Notes, plus $21.1 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $128.2 million, and; Cumulative loan-to-value of Series C Equity (previously "Junior Notes") equaled 56% or $71.2 million (the sum of $24.7 million in Series C Equity, plus $25.4 million in Senior Notes, plus $21.1 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $128.2 million; Cumulative loan-to-value of Series B Equity (previously "Equity") equaled 70% or $89.9 million (the sum of $18.7 million in Series B Equity, plus $24.7 million in Series C Equity, plus $25.4 million in Senior Notes, plus $21.1 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $128.2 million, and; Cumulative loan-to-value of Series A Equity equaled 73% or $93.7 million (the sum of $3.8 million in Series A Equity, plus $18.7 million in Series B Equity, plus $24.7 million in Series C Equity, plus $25.4 million in Senior Notes, plus $21.1 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $128.2 million.

Loan-to-value for Bank Borrowings decreased year-over-year, reflecting a decrease in Bank Borrowings from 29.5% to 21.9% of total assets, as the Company paid down its line of credit to meet an acceleration in loan payoffs. Cumulative loan-to-value for Senior Notes decreased modestly year-over-year, reflecting the decrease in Bank Borrowings more than offsetting an increase in Senior Notes from 23.0% to 26.4% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Series C Equity (previously "Junior Notes") saw a modest decline year-over-year primarily reflecting the growth in Senior Notes and modest increase in Series C Equity from 24.9% to 25.7% of total assets, being offset by a proportionate increase in total assets.

Cumulative Asset Coverage is the estimated "as-is" real estate collateral value ($128.2 million as of March 31, 2021) divided by the debt or equity and any senior debt or equity. As of March 31, 2021, Bank Borrowings equaled 6.06 times or $128.2 million in estimated "as-is" real estate collateral value divided by $21.1 million in Bank Borrowings; Senior Notes equaled 2.76 times or $128.2 million in estimated "as-is" real estate collateral value divided by $46.5 million (the sum of $25.4 million in Senior Notes, plus $21.1 million in Bank Borrowings); Series C Equity (previously "Junior Notes") equaled 1.80 times or $128.2 million in estimated "as-is" real estate collateral value divided by $71.2 million (the sum of $24.7 million in Series C Equity, plus $25.4 million in Senior Notes, plus $21.1 million in Bank Borrowings); Series B Equity (previously "Equity") equaled 1.43 times or $128.2 million in estimated "as-is" real estate collateral value divided by $89.9 million (the sum of $18.7 million in Series B Equity, plus $24.7 million in Series C Equity, plus $25.4 million in Senior Notes, plus $21.1 million in Bank Borrowings), and; Series A Equity equaled 1.40 times or $128.2 million in estimated "as-is" real estate collateral value divided by $93.7 million (the sum of $3.8 million in Series A Equity, plus $18.7 million in Series B Equity, plus $24.7 million in Series C Equity, plus $25.4 million in Senior Notes, plus $21.1 million in Bank Borrowings).

Asset coverage for Bank Borrowings saw a modest increase year-over-year, reflecting a decrease in Bank Borrowings from 29.5% to 21.9% of total assets, as the Company paid down its line of credit to meet an acceleration in loan payoffs.

Cumulative asset coverage for Senior Notes increased modestly year-over-year, reflecting the decrease in Bank Borrowings more than offsetting an increase in Senior Notes from 23.0% to 26.4% of total assets, as the Company continued to add new Senior Note investors. Cumulative asset coverage for Series C Equity (previously "Junior Notes") saw a modest increase year-over-year primarily reflecting the growth in Senior Notes and modest increase in Series C Equity from 24.9% to 25.7% of total assets being offset by a proportionate increase in total assets.

By comparison, as of December 31, 2020 the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $159.0 million, and the real estate purchase price was $101.5 million, resulting in an estimated $57.5 million in total value add to the real estate projects. Total construction loan commitments were $16.4 million and construction funds disbursed were $6.3 million, resulting in an estimated percentage completion of 38%. Multiplying the estimated total value add of $57.5 million by the estimated project completion of 38% equaled an estimated $22.0 million of incremental real estate value added based on percentage completion. Adding $22.0 million of incremental real estate value added to the real estate purchase price of $101.5 million provided an estimated "as-is" loan portfolio real estate collateral value of $123.5 million. When combined with an estimated $767,920 of rental property assets and $1.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $126.1 million as of December 31, 2020.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($126.1 million as of December 31, 2020). As of December 31, 2020, the loan-to-value of Bank Borrowings equaled 18% or $22.3 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $126.1 million; Cumulative loan-to-value of Senior Notes equaled 37% or $46.5 million (the sum of $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $70.3 million (the sum of $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million, and; Cumulative loan-to-value of equity equaled 73% or $92.0 million (the sum of $21.7 million in equity, plus $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million.

Loan-to-value for Bank Borrowings decreased year-over-year, reflecting a decrease in Bank Borrowings from 30.9% to 23.4% of total assets, as the Company paid down the line of credit. Cumulative loan-to-value for Senior Notes decreased modestly year-over-year, reflecting the decrease in Bank Borrowings, which more than offset the increase in Senior Notes from 21.2% to 25.6% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes offsetting the reduction in Bank Borrowings and Junior Notes from 25.3% to 25.2% of total assets.

Cumulative asset coverage is the estimated "as-is" real estate collateral value ($126.1 million as of December 31, 2020) divided by the debt or equity and any senior debt. As of December 31, 2020, Bank Borrowings equaled 5.7 times or $126.1 million in estimated "as-is" real estate collateral value divided by $22.3 million in Bank Borrowings; Senior Notes equaled 2.7 times or $126.1 million in estimated "as-is" real estate collateral value divided by $46.5 million (the sum of $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings); Junior Notes equaled 1.8 times or $126.1 million in estimated "as-is" real estate collateral value divided by $70.3 million (the sum of $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings), and; Equity equaled 1.4 times or $126.1 million in estimated "as-is" real estate collateral value divided by $92.0 million (the sum of $21.7 million in equity, plus $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings).

Asset coverage for Bank Borrowings increased year-over-year, reflecting a decrease in Bank Borrowings from 30.9% to 23.4% of total assets, as the Company paid down the line of credit. Cumulative asset coverage for Senior Notes increased modestly year-over-year, reflecting the decrease in Bank Borrowings, which more than offset an increase in Senior Notes from 21.2% to 25.6% of total assets, as the Company continued to add new Senior Note investors. Cumulative asset coverage for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes offsetting the reduction in Bank Borrowings and Junior Notes from 25.3% to 25.2% of total assets.

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios				
	For the Three Months Ended March 31,		For the Year Ended December 31,	
	2021	2020	2020	2019
Interest income	$ 2,925,332	$ 2,750,479	$ 10,771,323	$ 10,273,630
Rental property Income	9,936	179,597	620,845	563,366
Other income	152,775	86,903	1,844,696	725,483
Total income	3,088,043	3,016,979	13,236,864	11,562,479
Interest expense – Bank Borrowings (1)	296,334	327,041	1,088,265	1,317,452
Interest expense – Senior Notes (2)	317,607	323,997	1,418,145	896,366
Interest expense – Junior Notes (3)	127,489	438,168	1,668,162	2,001,380
Total interest expense	$ 741,430	$ 1,089,206	$ 4,174,572	$ 4,215,198
Interest coverage ratios				
Interest coverage - Bank Borrowings (1)	10.4 x	9.2 x	12.2 x	8.8 x
Cumulative interest coverage - Senior Notes (2)	5.0 x	4.6 x	5.3 x	5.2 x
Cumulative interest coverage - Junior Notes (3)	4.2 x	2.8 x	3.2 x	2.7 x
Average portfolio leverage, during period	59.3%	77.3%	75.6%	75.8%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.

(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined.

(3) Junior Notes have a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals total income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company's subordinate secured, six percent interest rate, six-month maturity, promissory notes (the "Junior Notes") were prepaid, and holders of the Junior Notes reinvested the outstanding principal amount into six percent preferred return, participating, Class C Units of equity.

During the quarter ended March 31, 2021, the Company generated $3,088,043 in total income available to pay interest expense. With average portfolio leverage of 59.3%, the Company paid interest expense of $296,334 related to Bank Borrowings, $317,607 related to Senior Notes, and $127,489 related to Junior Notes. Total income was 10.4 times the amount necessary to pay interest expense related to Bank Borrowings, 5.0 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 4.2 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to a decrease in average Bank Borrowings relative to average total assets. Cumulative interest coverage for Senior Notes increased year-over-year due to the decline in interest expense related to Bank Borrowings and a reduction in the interest rate paid on Senior Notes from 6% to 5.5% in November 2020 and from 5.5% to 5.0% in February 2021. Cumulative interest coverage for Junior Notes saw a significant one-time increase year-over-year due to the conversion of Junior Notes to Series C Equity on February 1, 2021.

By comparison, during the year ended December 31, 2020 the Company generated $13,236,866 in total income available to pay interest expense. With average portfolio leverage of 75.6%, the Company paid interest expense of $1,088,265 related to Bank Borrowings, $1,418,145 related to Senior Notes, and $1,668,162 related to Junior Notes. Total income was 12.2 times the amount necessary to pay interest expense related to Bank Borrowings, 5.3 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 3.2 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to both a decrease in average Bank Borrowings relative to average total assets and a decrease in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes increased year-over-year due primarily to the decrease in interest expense related to Bank Borrowings being more than offset by an increase in interest expense related to the issuance of additional Senior Notes. Cumulative interest coverage for Junior Notes saw a modest increase year-over-year due to a $1.2 million increase in

other income during the fourth quarter, as the Company offset a onetime loss on the sale of two rental properties with its allowance for loan losses, which increased the interest coverage for all three classes of debt. See "Asset Quality" below for additional details.

Income Statement

Net Income. Net income was $915,413 for the quarter ended March 31, 2021, an increase of $357,613, or 64.1%, from $557,800 in the prior quarter, and an increase of $322,599, or 54.4%, from $592,814 during the same quarter in the prior year.

The year-over-year increase in net income was primarily attributable to a decrease in interest expense related to the conversion of all Junior Notes to Series C Equity during the quarter. Other significant drivers were a 98.4% year-over-year decline in Incentive Fees payable to the Manager, a 245.5% year-over-year increase in professional fees related to the Company's recapitalization, and an 87.7% decline in real estate holding costs related to the sale of all of the Company's Rental Properties.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended March 31, 2021 was 9.164% compared to 7.897% and 7.710% for the quarters ended December 31, 2020 and March 31, 2020, respectively. Similarly, the net interest rate spread for the quarter ended March 31, 2021 was 7.097% compared to 6.669% and 6.818% for the quarters ended December 31, 2020 and March 31, 2020, respectively. See table below "Average Balances and Yields" for additional details.

The net interest margin and net interest rate spread increased year-over-year and quarter-over-quarter, reflecting a decline in the company's blended yield paid on interest-bearing liabilities due to a reduction in the interest rate paid on Junior Notes and Senior Notes during the quarter, which more than offset a modest decline in the Company's blended yield earned on interest-earning assets. The net interest margin saw a further increased year-over-year and quarter-over-quarter from a reduction in total interest expense related to the conversion of Junior Notes into Series C Equity during the quarter. See "Interest Income" and "Interest Expense" below for additional details.

Interest Income. For the quarter ended March 31, 2021, total interest income was $2,925,332, an increase of $146,252, or 5.3%, from $2,779,079 during the prior quarter, and an increase of $174,853, or 6.4%, from $2,750,479 during the same period in the prior year.

The Company's average interest-earning assets increased by $8.0 million, or 9.1%, to $96.7 million during the quarter ended March 31, 2021, from an average of $88.6 million during the prior quarter. The yield earned on interest-earning assets decreased 20 basis points during the same period to 12.275% from 12.477%.

Average interest-earning assets increased $10.0 million, or 11.5%, year-over-year to $96.7 million during the quarter, from an average of $86.7 million during the same quarter in the prior year. The yield earned on average interest-earning assets declined 49 basis points to 12.275% during the quarter from 12.765% during the same quarter in the prior year.

The increase in average interest earning assets quarter-over-quarter was primarily attributable strong loan demand, as a result of strong residential real estate resale activity, which more than offset loan payoffs. The decline in yield earned is a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we witnessed over the past 7 years seems to be at or near bottom. The Company decided in 2016 to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy.

The average daily balance of cash during the quarter ended March 31, 2021 was $625,219, compared to $688,546 and $743,704 for the quarters ended December 31, 2020, and March 31, 2020, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense decreased $278,739, or 27.3%, to $741,430 for the quarter ended March 31, 2021 from $1,020,169 during the prior quarter, and decreased $347,776, or 31.9%, from $1,089,206 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 5.178% during the quarter ended March 31, 2021, a decrease of 63 basis points from 5.808% during the prior quarter, and a decrease of 77 basis points from 5.947% during the same quarter in the prior year.

Interest expense on the Company's Junior Notes was $127,489 for the quarter ended March 31, 2021, a decrease of $273,812, or 68.2% from $401,301 during the prior quarter, and a decrease of $310,679, or 70.9%, from $438,168 during the same quarter in the prior year. The average yields paid on Junior Notes for the quarters ending March 31, 2021, December 31, 2020 and March 31, 2020 were 6.144%, 6.653% and 7.018%, respectively. In May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes were refinanced by October 2019. In November 2020, the Company began refinancing maturing Junior Notes from 7% to 6%. All outstanding Junior Notes were converted to Series C Equity effective February 1, 2021 as part of the Company's recapitalization. See "Junior Notes" below and "Recapitalization Summary" above for additional details.

Interest expense on the Company's Senior Notes was $317,607 for the quarter ended March 31, 2021, a decrease of $51,463, or 13.9%, from $369,070 during the prior quarter, and a decrease of $6,390, or 2.0%, from $323,997 during the same quarter in the prior year. The average yields paid on Senior Notes for the quarters ending March 31, 2021, December 31, 2020 and March 31, 2020 were 5.215%, 5.804% and 6.015%, respectively. See "Senior Notes" below for additional details.

Interest expense on the Company's line of credit with Western Alliance Bank ("Bank Borrowings") was $296,334 during the quarter ended March 31, 2021, an increase of $46,536, or 18.6%, from $249,798 during the prior quarter, and a decrease of $30,707, or 9.4%, from $327,041 for the same quarter in the prior year. The average interest rate paid on Bank Borrowings for the quarters ending March 31, 2021, December 31, 2020 and March 31, 2020 were 4.816%, 4.829%, and 4.892%, respectively.

The year-over-year decrease in interest rate paid on Bank Borrowings primarily reflects the decrease in the 1-Month LIBOR rate during this period, which is the index used to price the Company's line of credit. The interest rate is set at the greater of 1-Month LIBOR plus 3.125% or 4.75%. Following a reduction in interest rates by the Federal Reserve during the first quarter of 2020, the interest rate paid on Bank Borrowings hit its floor of 4.75%. The average yield shown above is greater than 4.75% floor due to the day count (360 days vs 365 days) used by Western Alliance Bank to calculate interest. See "Bank Borrowings" below for additional details.

Net Interest Income. Net interest income for the quarter ended March 31, 2021 was $2,183,902, an increase of $424,990, or 24.2%, from $1,758,910 during the prior quarter, and an increase of $522,629, or 31.5%, from $1,661,273 during the same quarter in the prior year.

The quarter-over-quarter and year-over-year increase in net interest income was primarily attributable to a reduction in total interest expense related to the conversion of Junior Notes into Series C Equity during the quarter. However, the quarter-over-quarter increase in net interest income was also attributable to a 43 basis point increase in the net interest rate spread coupled with an increase in average interest-earning assets of 9.1%, and the year-over-year increase in net interest income was also attributable to a 28 basis point increase in the net interest rate spread coupled with an increase in average interest-earning assets of 11.5%.

Rental Property Income. Rental property income during the quarter ended March 31, 2021 was $9,936, a decrease of $105,123, or 91.4%, from $115,059 during the prior quarter, and a decrease of $169,661, or 94.5%, from $179,597 during the same period of the prior year. The decrease in quarter-over-quarter and year-over-year rental property income primarily reflected the sale of two larger Rental Properties during November 2020, followed by the sale of the two remaining smaller Rental Properties during March 2021. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Other Income. For the quarter ended March 31, 2021, other income was $152,775, a decrease of $1,100,490, or 87.8%, from $1,253,265 during the prior quarter, and an increase of $65,872, or 75.8%, from $86,903 during the same period of the prior year. Other income generally includes late payment fees and default interest related to Non-Performing Loans, income from REO assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO assets. We expect this income to vary between periods driven by the number of Non-Performing Loans, timing of Non-Performing Loan payoffs, collectability of default interest and late fees on Non-Performing Loans, and the profitability of REO asset sales.

The decrease in other income quarter-over-quarter was primarily attributable to a reversal in the allowance for loan losses used to offset a onetime loss on the sale of two Rental Properties in Cook County, IL during the prior quarter. The increase in other income year-over-year was primarily attributable to loan fee income earned from two delinquent loans that paid off during the quarter coupled with a reversal in the allowance for loan losses used to offset a onetime

loss on the sale of one Rental Properties in Cook County, IL during the quarter. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Non-Interest Expense. For the quarter ended March 31, 2021, non-interest expense was $1,397,244, an increase of $30,294, or 2.2%, from $1,366,950 during the prior quarter, and an increase of $65,205, or 4.9%, from $1,332,039 during the same period in the prior year.

The modest changes quarter-over-quarter and year-over-year in non-interest expense were primarily driven by an increase in the provision for loan losses expense, which also lowered the incentive fees paid to the Manager. The Company elected to significantly increase its provision-for-loan-losses expense during the quarter to account for potential future loan portfolio risk and rental property risk related to the COVID-19 pandemic.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, portfolio growth, and potential market risk, the Company recorded a provision of $311,413 for the quarter ended March 31, 2021, a provision of $308,412 for the quarter ended December 31, 2020, and a provision of $281,754 for the quarter ended March 31, 2020. The allowance for loan losses was $783,951, or 0.8% of total unpaid principal balance (UPB) at March 31, 2021, compared to $506,036, or 0.5% of total UPB at December 31, 2020, and as compared to $1,327,421, or 1.5% of total UPB, at March 31, 2020.

Total Delinquent Loans were $882,816, or 0.9% of the total UPB, at March 31, 2021 compared to $2,699,498, or 2.9% of total UPB, at December 31, 2020 and $386,957, or 0.4% of the total UPB at March 31, 2020. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at March 31, 2021, December 31, 2020, and March 31, 2020. See "Asset Quality" below for a discussion of Non-Performing Loans and REO assets.

It is important to point out that on average Delinquent Loans and Non-Performing Loans generate additional profits for the Company through the return of principal, accrued interest and additional late fees and default interest. Therefore, the percentage of Non-Performing Loans are not necessarily correlated to the amount of charge offs expected by the Company.

Franchise Fees and Income Taxes. Franchise fees for the quarter ended March 31, 2021 totaled $457, as compared to $327 during the prior quarter and $2,920 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets increased $1.5 million, or 1.6%, to $96.3 million as of March 31, 2021 from $94.8 million at December 31, 2020, and decreased $900,501, or 0.9%, from $97.2 million at March 31, 2020.

Total assets were up quarter-over-quarter reflecting strengthening loan demand and loan portfolio growth, which more than offset accelerated Portfolio Loan payoffs resulting from continued robust property resale activity. Net mortgage loans receivable increased to $93.3 million as of March 31, 2021, an increase of $2.4 million, or 2.6%, from $90.9 million in the prior quarter, and an increase of $7.9 million, or 9.3%, from $85.4 million in the prior year. The decline in total assets year-over-year was primarily attributable to the sale of four Rental Properties in Cook County, Illinois, which decreased Rental Property to $0 as of March 31, 2021, compared to $733,355 in the prior quarter and $7.1 million in the prior year.

Equity. As of March 31, 2021, December 31, 2020, and March 31, 2020, the Company's equity balance was $47.2 million (49.0% of total assets), $21.7 million (22.9% of total assets), and $21.0 million (21.6% of total assets), respectively. As of March 31, 2021, Series A Equity equaled $3.8 million (3.9% of total assets), Series B Equity equaled $18.7 million (19.4% of total assets), and Series C Equity equaled $24.7 million (25.7% of total assets).

The Company's equity increased significantly quarter-over-quarter and year-over-year as a result of the Junior Notes converting to Series C equity, effective February 1, 2021. The line of credit loan covenants with Western Alliance Bank require the Company to maintain a minimum of $20 million of equity. The Company's Maximum Debt Covenant requires equity to be no less than 20% of total assets. The Company's Class Limitation Covenant requires the sum of Series A Equity and Series B Equity to be no less than 20% of total assets. As of March 31, 2021, the Company was in compliance with all covenants.

Bank Borrowings. As of March 31, 2021, December 31, 2020, and March 31, 2020, the net unpaid line of credit balance was $21.0 million (21.9% of total assets), $22.2 million (23.4% of total assets), and $28.7 million (29.5% of total assets), respectively.

For the quarters ending March 31, 2021, December 31, 2020, and March 31, 2020, the average line of credit balance and utilization during these periods was $25.0 million (62.4% utilization), 20.6 million (51.4% utilization), and $26.9 million (67.2% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

On February 24, 2020, the line of credit was extended to March 1, 2022. As of March 31, 2021, the interest rate on the line of credit reached its floor of 4.750%, which is the greater of 4.750% or 1-Month LIBOR plus 3.125%.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering ("Senior Notes") effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. As of March 31, 2021, Senior Notes were $25.4 million (26.4% of total assets) compared to $24.2 million (25.6% of total assets) as of December 31, 2020 and $22.3 million (23.0% of total assets) as of March 31, 2020. During the third quarter of 2020, the Company announced that it would be lowering the interest rate on all Senior Notes from 6.0% to 5.5% on November 25, 2020 and reducing the interest rate again from 5.5% to 5.0% on February 23, 2021. As of March 31, 2021, the interest rate on Senior Notes was 5.0%.

Junior Notes. As of March 31, 2021, Junior Notes were $0.0 million (0.0% of total assets). This compares to $23.8 million (25.2% of total assets) as of December 31, 2020 and $24.2 million (24.9% of total assets) as of March 31, 2020. Starting in October 2020, the Company began refinancing maturing Junior Notes from 7% to 6%. On February 1, 2021 all Junior Notes were converted to Series C Equity as part of the Company's recapitalization. See "Recapitalization Summary" above for additional details.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-19	191	68,590,539	6,080,321	(4,320,400)	70,350,460	476
Feb-19	191	70,350,460	10,040,486	(11,136,555)	69,254,391	190
Mar-19	191	69,254,391	8,983,361	(9,983,533)	68,254,220	208
Apr-19	191	68,254,220	6,846,469	(9,443,946)	65,656,743	217
May-19	199	65,656,743	11,138,381	(8,405,752)	68,389,372	234
Jun-19	205	68,389,372	11,813,492	(7,659,232)	72,543,633	268
Jul-19	229	72,543,633	15,158,077	(5,849,558)	81,852,152	372
Aug-19	237	81,852,152	10,651,305	(8,345,992)	84,157,464	294
Sep-19	246	84,157,464	13,296,197	(8,969,111)	88,484,550	281
Oct-19	247	88,484,550	10,280,040	(9,378,481)	89,386,110	283
Nov-19	251	89,386,110	8,883,185	(8,631,263)	89,638,032	311
Dec-19	251	89,638,032	13,115,768	(12,947,922)	89,805,878	208
Total		916,557,665	126,287,083	(105,071,744)	Average # Days	262
Jan-20	247	89,805,878	7,748,381	(12,157,961)	85,396,298	222
Feb-20	254	85,396,298	8,813,961	(8,730,654)	85,479,606	293
Mar-20	253	85,479,606	12,941,202	(11,104,564)	87,316,244	231
Apr-20	256	87,316,244	8,816,811	(7,639,845)	88,493,209	343
May-20	242	88,493,209	9,194,335	(15,357,101)	82,330,443	173
Jun-20	232	82,330,443	9,315,760	(11,369,759)	80,276,444	217
Jul-20	226	80,276,444	12,215,587	(16,043,839)	76,448,192	150
Aug-20	257	76,448,192	15,528,868	(7,540,724)	84,436,335	304
Sep-20	250	84,436,335	9,966,202	(13,715,931)	80,686,606	185
Oct-20	272	80,686,606	15,733,586	(8,653,384)	87,766,809	280
Nov-20	274	87,766,809	15,649,182	(14,681,596)	88,734,395	179
Dec-20	276	88,734,395	16,424,545	(13,110,535)	92,048,404	203
Total		1,017,170,458	142,348,421	(140,105,895)	Average # Days	218
Jan-21	297	92,048,404	13,806,815	(8,178,815)	97,676,405	338
Feb-21	286	97,676,405	10,873,766	(11,833,423)	96,716,748	248
Mar-21	292	96,716,748	17,355,894	(19,288,483)	94,784,159	150
Total		286,441,557	42,036,475	(39,300,720)	Average # Days	219

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the three months ended March 31, 2021 the principal balance of the Company's loan portfolio ranged from $92.0 million to $97.7 million, and the Company made principal advances of $42.0 million related to new or existing Portfolio Loans and received principal payments of $39.3 million related to Portfolio Loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 219 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw an acceleration in monthly principal payments during the quarter, reflecting a strengthening residential resale market that allowed our Portfolio Borrowers to sell their projects quickly. The Company was successful in redeploying capital into new Portfolio Loans to finance new projects for our Portfolio Borrowers.

By comparison, during the year ended December 31, 2020 the principal balance of the Company's loan portfolio ranged from $76.5 million to $92.0 million, and the Company made principal advances of $142.3 million related to new or existing Portfolio Loans and received principal payments of $140.1 million related to Portfolio Loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 218 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2020. Principal advances declined during the second quarter of 2020 as some Portfolio Borrowers paused starting new projects until the effect of the COVID-19 pandemic on residential real estate could be assessed. During the second half of the year, principal advances increased as Portfolio Borrowers determined that the residential real estate market was performing well. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

By comparison, during the year ended December 31, 2019 the principal balance of the Company's loan portfolio ranged from $65.7 million to $89.8 million, and the Company made principal advances of $126.3 million related to new or existing Portfolio Loans and received principal payments of $105.1 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 262 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2019. Principal advances increased during the second half of the year, as a result of increased borrower marketing and corresponding new loan origination. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

Asset Quality

Allowances for loan losses. As of March 31, 2021, the Company's allowance for loan losses balance was $738,951 or 0.8% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended March 31, 2021, the Company recognized a $266,413 provision-for-loan-losses expense and a charge off of $33,499 against its allowance for loan losses related to the sale of two Rental Properties. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

By comparison, during the quarter ended December 31, 2020 the Company recognized a $308,413 provision-for-loan-losses expense and $1,202,158 in charge-offs against its allowance for loan losses.

By comparison, during the quarter ended March 31, 2020 the Company recognized a $281,754 provision-for-loan-losses expense and no charge-offs against its allowance for loan losses.

The year-over-year increase in provision-for-loan-losses expense was a result of continued loan portfolio growth and the Company's decision to increase its provision-for-loan-losses expense to account for potential future loan portfolio risk and rental property risk related to the COVID-19 pandemic. As of March 31, 2021, the total amount of loans charged off by the Company since inception (April 2009) totaled $2,717,942, or 0.28% of total loans originated ($972,262,070). See "Provision for Loan Losses" above for additional details.

Delinquent Loans, Real Estate Owned and Rental Properties. The following definitions are used when categorizing the Company's Delinquent, non-performing, Non-Accruing, Impaired and Real Estate Owned assets:

(1) ***Delinquent Loan:*** A loan with a monthly payment that is 30 days or more past due.
(2) ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
(3) ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
(4) ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired Loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired Loans are currently measured at lower of cost or fair value. Impaired Loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.
(5) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.

(6) ***Rental Properties:*** Real estate that the Company holds for use.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as delinquent for the first 90 days and then to categorize the loan as non-performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes non-performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Delinquent Loans					
As of 03/31/2020	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Loan to Value	Accrual Status
Oakland, CA (Alameda)	882,816	25,528	1,350,000	67%	Non Performing
Total	882,816	25,528	1,350,000		

Paid Off Delinquent Loans					
During Q1 2021	Unpaid Principal Balance	Unpaid Accrued Interest	Additional Fees Collected (2)	Charge Off (3)	Date Paid Off
Oakland, CA (Alameda)	1,280,040	67,084	41,167	-	1/21/2021
Salt Lake City, UT (Salt Lake)	529,581	35,567	36,594	-	2/19/2021
Total	1,809,621	102,651	77,760	-	

(1) New delinquent loan.
(2) Additional fees collected are net of additional expenses incurred.
(3) Amounts charged off are charged off against the allowance for loan losses.

During the quarter ended March 31, 2021, no new loans became Delinquent and two Delinquent Loans paid off in full generating an additional $77,760 in Loan Fee Income. As of March 31, 2021, the Company had 1 Delinquent Loan totaling $882,816 (0.9% of total UPB), comprised of 1 accruing loan. Based on our valuation analysis as of March 31, 2021, the Company does not expect to charge off this loan against its allowance for loan losses.

While we are not concerned about the long-term financial impact of these Delinquent Loans on portfolio performance, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's Real Estate Owned and Rental Properties:

Real Estate Owned Assets					
As of 03/31/2020	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Oakland, California (Alameda)	1,881,701	2,844	Foreclosure	6/1/2018	Rehab and Sell
Total	1,881,701	2,844	-		

Sold Rental Properties					
During Q1 2021	Cost Basis (1)	Net Proceeds	Gain (Loss) on Sale	Acquisition Date	Sale Date
Chicago, Illinois (Cook)	309,527	309,527	-	5/24/2016	3/12/2021
Chicago, Illinois (Cook)	418,303	384,804	(33,499)	9/7/2017	3/12/2021
Total	727,830	694,331	(33,499)		

(1) Cost basis of Rental Properties is net of accumulated depreciation.

During the quarter ended March 31, 2021, no new REO asset were acquired and no REO asset were sold. As of March 31, 2021, the Company had REO asset inventory of $1.9 million (2.0% of total assets) comprised of 1 property located in Alameda County, California. This property is ready for sale pending the issuance of a public works permit by the City of Oakland. Based on our valuation analysis as of March 31, 2021, the Company does not expect to take a charge-off on this property.

During the quarter ended March 31, 2021, the Company sold its two remaining 3 unit Rental Properties in Cook County, Illinois, resulting in a net loss $33,499. This loss was charged-off against the Company's allowance for loan losses. Due to operating challenges related to the COVID-19 pandemic and civil unrest in Chicago, the Company determined that managing these buildings was no longer in the best interest of the Company. The Company was able to secure one buyer for both buildings. The sale proceeds have been redeployed into higher yielding Portfolio Loans with less operating challenges.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of March 31, 2021, the percentage of unpaid principal balance categorized by project type consisted of 85% Single Family Residential Rehab (268 loans), 5% Single Family Residential New Construction (15 loans), 3% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (2 loans), 6% Commercial (5 loans), and no Land Entitlements (0 loans).

By comparison, as of December 31, 2020, the percentage of unpaid principal balance categorized by project type consisted of 84% Single Family Residential Rehab (255 loans), 5% Single Family Residential New Construction (13 loans), 3% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (1 loan), 6% Commercial (5 loans), and no Land Entitlements (0 loans).

By comparison, as of March 31, 2020, the percentage of unpaid principal balance categorized by project type consisted of 81% Single Family Residential Rehab (224 loans), 9% Single Family Residential New Construction (22 loans), 3% Multi-Family Residential Rehab (2 loans) and 1% Multi-Family Residential New Construction (1 loan), 6% Commercial (4 loans), and no Land Entitlements (0 loans).

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi-family residential structures.

Geographical Distribution. As of March 31, 2021, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 42%, Colorado 7%, Georgia 1%, Illinois 1%, Maryland 2%, Missouri 1%, North Carolina 1%, Oregon 18%, Texas 12%, Utah 3%, and Washington 9%.

By comparison, as of December 31, 2020, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 49%, Colorado 7%, Florida 1%, Maryland 1%, Missouri 1%, North Carolina 1%, Oregon 16%, Texas 7%, Utah 5%, and Washington 10%.

By comparison, as of March 31, 2020, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 47%, Colorado 8%, Georgia 1%, Illinois 1%, Indiana 1%, Maryland 1%, Oregon 21%, Tennessee 1%, Texas 3%, Utah 2%, Virginia 1%, and Washington 12%.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity. In addition, the Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose nonperforming loans in non-judicial states is less. As of March 31, 2021, December 31, 2020, March 31, 2020, the percentage of loan portfolio UPB secured by property located in non-judicial states was 98%, 99% and 97%, respectively.

Borrowers. As of March 31, 2021, the portfolio consisted of 292 active loans provided to 183 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 4.4% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 11.4% of UPB.

By comparison, as of December 31, 2020, the portfolio consisted of 276 active loans provided to 175 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 4.5% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 11.0% of UPB.

By comparison, as of March 31, 2020, the portfolio consisted of 253 active loans provided to 162 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 6.7% of the UPB while the top 3 borrowers represented 13.5% of UPB.

Portfolio Age. As of March 31, 2021, the age distribution of the 292 active Portfolio Loans was as follows: 210 loans within 0-6 months (65% of the unpaid principal balance "UPB"), 42 loans within 6-9 months (14% of UPB), 11 loans within 9-12 months (4% of UPB) and 29 loans greater than 12 months (17% of UPB).

By comparison, as of December 31, 2020, the age distribution of the 276 active Portfolio Loans was as follows: 200 loans within 0-6 months (65% of UPB), 24 loans within 6-9 months (9% of UPB), 21 loans within 9-12 months (7% of UPB) and 31 loans greater than 12 months (19% of UPB).

By comparison, as of March 31, 2020 the age distribution of the 253 active Portfolio Loans was as follows: 168 loans within 0-6 months (53% of UPB), 46 loans within 6-9 months (19% UPB), 12 loans within 9-12 months (9% of UPB) and 27 loans greater than 12 months (20% of UPB).

Portfolio Turnover. During the quarter ended March 31, 2021, the Company originated 143 new Portfolio Loans and saw 127 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended December 31, 2020, the Company originated 143 new Portfolio Loans and saw 117 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended March 31, 2020 the Company originated 104 new Portfolio Loans and saw 100 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on 2 loans during the quarter.

As of December 31, 2020, the Company had originated 3,369 loans since inception (April 1, 2009) of which 3,077 had paid off, including 44 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 292 active Portfolio Loans.

Loan Size. As of March 31, 2021, the average and median loan sizes were $324,603 and $237,911, down $8,905 and up $12,911 from the average and median loan sizes of $333,509 and $225,000 at December 31, 2020, and down $20,520 and up $10,711 from the average and median loan sizes of $345,123 and $227,200 at March 31, 2020, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making loans to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

AVERAGE BALANCES AND YIELDS

	For the Three Months Ended								
	March 31, 2021			December 31, 2020			March 31, 2020		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 625,219	-	-	$ 688,546	-	-	$ 743,704	-	-
Portfolio loans	96,026,930	$ 2,925,332	12.355%	87,920,807	$ 2,779,080	12.575%	85,914,791	$ 2,750,479	12.876%
Total interest-earning assets	96,652,149	2,925,332	12.275%	88,609,353	2,779,080	12.477%	86,658,495	2,750,479	12.765%
Allowance for loan losses	(361,895)			(881,483)			(1,131,489)		
Non-interest earning assets (3)	1,681,371			5,918,254			9,817,546		
Total Assets	97,971,625			93,646,124			95,344,552		
Interest-bearing liabilities									
Junior Notes	8,415,512	127,489	6.144%	23,996,245	401,301	6.653%	25,110,309	438,168	7.018%
Senior Notes	24,701,646	317,607	5.215%	25,298,379	369,070	5.804%	21,665,622	323,997	6.015%
Bank Borrowings	24,954,460	296,334	4.816%	20,578,256	249,797	4.829%	26,885,603	327,041	4.892%
Total interest-bearing liabilities	58,071,618	741,430	5.178%	69,872,880	1,020,168	5.808%	73,661,534	1,089,206	5.947%
Non-interest bearing liabilities (4)	2,684,853			2,190,362			554,372		
Shareholders' equity	37,215,154			21,582,882			21,128,647		
Total liabilities and shareholders' equity	$ 97,971,625			$ 93,646,124			$ 95,344,552		
Net interest income		$ 2,183,902			$ 1,758,912			$ 1,661,273	
Net Interest rate spread (5)			7.097%			6.669%			6.818%
Net interest margin (6)			9.164%			7.897%			7.710%
Ratio of interest-earning assets to interest bearing liabilities			1.66			1.27			1.18

IRON BRIDGE MORTGAGE FUND
BALANCE SHEET

	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
Assets										
Cash and cash equivalents	$ 588,576	$ 656,628	$ 538,533	$ 633,764	$ 880,205	$ 643,444	$ 721,249	$ 1,105,132	$ 424,361	$ 321,007
Mortgage interest receivable	705,950	694,492	623,057	726,897	811,812	767,435	748,074	730,014	847,165	756,917
Mortgage loans receivable, net	67,316,102	66,905,074	71,053,233	86,840,963	88,122,933	85,393,605	78,195,144	78,729,145	90,908,306	93,309,702
Real estate held for sale	3,315,361	2,876,573	2,161,624	2,340,802	1,776,281	3,280,820	3,210,162	1,839,487	1,881,701	1,881,701
Rental property, net	6,414,813	6,549,528	7,087,303	7,096,340	7,111,371	7,084,524	7,038,692	6,972,937	733,355	-
Total assets	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,888	$ 96,269,327
Liabilities										
Accounts payable and other accrued liabilities	$ 34,196	$ (8,954)	$ 20,172	$ 44,199	$ 76,918	$ 43,212	$ 124,458	$ 113,591	$ 107,415	$ 134,677
Servicer fees payable	181,531	177,072	176,796	211,718	230,750	219,517	203,026	209,745	232,400	248,545
Incentive fees payable	40,630	42,120	35,783	34,821	39,684	7,595	7,616	8,297	873	-
Interest payable	350,453	335,674	313,847	370,771	377,506	362,880	334,188	338,264	319,363	201,275
Notes payable - junior notes	28,386,836	28,836,841	24,746,610	24,394,658	24,924,078	24,212,349	23,446,138	24,066,270	23,843,628	-
Notes payable - senior notes	8,066,007	9,577,358	17,346,712	18,045,900	20,914,989	22,323,988	24,862,216	24,716,383	24,229,442	25,371,849
Line of credit, net	20,778,689	18,288,904	18,213,863	33,550,321	30,548,052	28,705,380	18,439,699	16,410,657	22,201,226	21,046,848
Deferred interest	178,348	197,974	196,801	346,659	407,599	269,528	1,106,146	1,798,196	2,135,113	2,100,969
Total liabilities	58,016,690	57,446,989	61,050,584	76,999,047	77,519,576	76,144,449	68,523,487	67,661,403	73,069,460	49,104,163
Members' equity	20,324,112	20,235,306	20,413,166	20,639,719	21,183,026	21,025,379	21,389,834	21,715,312	21,725,428	47,165,164
Total liabilities and members' equity	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,888	$ 96,269,327

Footnotes

The amounts provided in the financial statements through December 31, 2020 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2021 have not been audited. Audited financial statements for the fiscal year 2021 will be available during the first quarter of 2022.

IRON BRIDGE MORTGAGE FUND
INCOME STATEMENT

	2018	Jan - Mar 19	Apr - Jun 19	Jul - Sep 19	Oct - Dec 19	2019	Jan - Mar 20	Apr - Jun 20	Jul - Sep 20	Oct - Dec 20	2020	Jan - Mar 21
Revenues												
Mortgage interest income	$ 10,180,734	$ 2,379,060	$ 2,288,780	$ 2,676,435	$ 2,929,355	$ 10,273,630	$ 2,750,479	$ 2,683,433	$ 2,558,332	$ 2,779,079	$ 10,771,323	$ 2,925,332
year / year %	-6.1%	0.9%	-6.9%	-0.2%	9.1%	0.9%	15.6%	17.2%	-4.4%	-5.1%	4.8%	6.4%
quarter / quarter %	na	-11.4%	-3.8%	16.9%	9.4%	na	-6.1%	-2.4%	-4.7%	8.6%	na	5.3%
Rental property income	123,333	104,353	132,380	154,612	172,021	563,366	179,597	165,218	160,971	115,059	620,845	9,936
year / year %	na	na	na	249.6%	185.3%	356.8%	72.1%	24.8%	4.1%	-33.1%	10.2%	-94.5%
quarter / quarter %	na	73.1%	26.9%	16.8%	11.3%	na	4.4%	-8.0%	-2.6%	-28.5%	na	-91.4%
Other income	625,008	105,942	432,620	160,764	26,157	725,483	86,903	28,894	475,634	1,253,265	1,844,696	152,775
year / year %	-18.8%	-44.7%	186.6%	20.9%	-82.5%	16.1%	-18.0%	-93.3%	195.9%	4691.3%	154.3%	75.8%
quarter / quarter %	na	-29.2%	308.4%	-62.8%	-83.7%	na	232.2%	-66.8%	1546.1%	163.5%	na	-87.8%
Total revenues	10,929,075	2,589,355	2,853,780	2,991,811	3,127,533	11,562,479	3,016,979	2,877,545	3,194,937	4,147,403	13,236,864	3,088,043
year / year %	-5.9%	1.2%	9.0%	4.6%	8.1%	5.8%	16.5%	0.8%	6.8%	32.6%	14.5%	2.4%
quarter / quarter %	na	-10.5%	10.2%	4.8%	4.5%	na	-3.5%	-4.6%	11.0%	29.8%	na	-25.5%
Operating expenses												
Interest expense	3,966,099	1,019,744	964,617	1,084,391	1,146,446	4,215,198	1,089,206	1,062,123	1,003,075	1,020,169	4,174,573	741,430
year / year %	-4.9%	14.3%	6.9%	2.4%	3.0%	6.3%	6.8%	10.1%	-7.5%	-11.0%	-1.0%	-31.9%
quarter / quarter %	na	-8.4%	-5.4%	12.4%	5.7%	na	-5.0%	-2.5%	-5.6%	1.7%	na	-27.3%
Servicer fees	2,117,918	524,332	517,564	619,665	690,058	2,351,619	653,993	646,508	617,964	676,673	2,595,138	723,194
year / year %	-0.4%	5.1%	5.1%	11.0%	21.5%	11.0%	24.7%	24.9%	-0.3%	-1.9%	10.4%	10.6%
quarter / quarter %	na	-7.7%	-1.3%	19.7%	11.4%	na	-5.2%	-1.1%	-4.4%	9.5%	na	6.9%
Incentive fees	805,848	93,433	92,246	104,516	106,539	396,734	54,901	23,689	25,217	8,883	112,690	895
year / year %	-11.4%	-61.0%	-56.6%	-46.5%	-32.7%	-50.8%	-41.2%	-74.3%	-75.9%	-91.7%	-71.6%	-98.4%
quarter / quarter %	na	-41.0%	-1.3%	13.3%	1.9%	na	-48.5%	-56.9%	6.5%	-64.8%	na	-89.9%
Provision for losses on loans	90,275	30,000	414,485	165,430	166,467	776,382	281,754	261,816	219,008	308,412	1,070,990	311,413
year / year %	59.1%	na	na	372.7%	267.7%	760.0%	839.2%	na	32.4%	85.3%	37.9%	10.5%
quarter / quarter %	na	-33.7%	na	-60.1%	0.6%	na	69.3%	na	-16.4%	40.8%	na	1.0%
Professional fees	405,165	69,466	73,747	67,183	57,958	268,354	57,296	54,511	62,673	106,285	280,765	197,954
year / year %	30.5%	-47.7%	-32.7%	-21.1%	-25.3%	-33.8%	-17.5%	-26.1%	-6.7%	83.4%	4.6%	245.5%
quarter / quarter %	na	-10.5%	6.2%	-8.9%	-13.7%	na	-1.1%	-4.9%	15.0%	69.6%	na	86.2%
Real estate owned holding costs	221,778	83,672	85,872	91,146	176,047	436,737	189,119	150,691	167,053	155,315	662,178	23,243
year / year %	-33.6%	192.5%	89.9%	-0.4%	211.7%	96.9%	126.0%	75.5%	83.3%	-11.8%	51.6%	-87.7%
quarter / quarter %	na	48.1%	2.6%	6.1%	93.1%	na	7.4%	-20.3%	10.9%	-7.0%	na	-85.0%
Other	420,329	155,995	102,103	102,925	126,678	487,701	94,976	125,867	112,412	111,382	444,637	140,545
year / year %	-28.6%	42.8%	-10.9%	1.1%	33.9%	16.0%	-39.1%	23.3%	9.2%	-12.1%	-8.8%	48.0%
quarter / quarter %	na	64.8%	-34.5%	0.8%	23.1%	na	-25.0%	32.5%	-10.7%	-0.9%	na	26.2%
Total operating expenses	8,027,412	1,976,642	2,250,634	2,235,256	2,470,193	8,932,725	2,421,245	2,325,205	2,207,402	2,387,119	9,340,971	2,138,674
year / year %	-5.5%	4.0%	19.3%	5.1%	16.9%	11.3%	22.5%	3.3%	-1.2%	-3.4%	4.6%	-11.7%
quarter / quarter %	na	-6.5%	13.9%	-0.7%	10.5%	na	-2.0%	-4.0%	-5.1%	8.1%	na	-10.4%
Operating Margin	26.5%	23.7%	21.1%	25.3%	21.0%	22.7%	19.7%	19.2%	30.9%	42.4%	29.4%	30.7%
Other income (expense)												
Gain (loss) on sale of real estate owned	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)	(33,499)
Total other income (expense)	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)	(33,499)
Income before income tax and LLC fees	2,889,503	598,165	614,821	641,302	657,340	2,511,628	595,734	556,871	579,071	558,126	2,289,802	915,870
Income tax and LLC fees	8,517	283	8,304	100	1,167	9,854	2,920	597	8,453	326	12,296	457
Net income	$ 2,880,986	$ 597,882	$ 606,517	$ 641,202	$ 656,173	$ 2,501,774	$ 592,814	$ 556,274	$ 570,618	$ 557,800	$ 2,277,506	$ 915,413
year / year %	-0.6%	-20.9%	-16.1%	-11.4%	-3.3%	-13.2%	-0.8%	-8.3%	-11.0%	-15.0%	-9.0%	54.4%
quarter / quarter %	na	-11.9%	1.4%	5.7%	2.3%	na	-9.7%	-6.2%	2.6%	-2.2%	na	64.1%
Net Margin	26.4%	23.1%	21.3%	21.4%	21.0%	21.6%	19.6%	19.3%	17.9%	13.4%	17.2%	29.6%

Footnotes

The amounts provided in the financial statements through December 31, 2020 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2021 have not been audited. Audited financial statements for the fiscal year 2021 will be available during the first quarter of 2022.

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Total Assets	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,317,053	$ 90,050,606	$ 89,493,227	$ 94,794,890	$ 96,269,327
Bank Borrowings (1)	$ 18,288,904	$ 18,213,863	$ 33,550,321	$ 30,548,052	$ 28,705,380	$ 18,439,699	$ 16,410,657	$ 22,201,226	$ 21,046,848
Senior Notes	$ 9,577,358	$ 17,346,712	$ 18,045,900	$ 20,914,989	$ 22,323,988	$ 24,862,216	$ 24,716,383	$ 24,229,442	$ 25,371,849
Junior Notes	$ 28,836,841	$ 24,746,610	$ 24,394,658	$ 24,924,078	$ 24,212,349	$ 23,446,138	$ 24,066,270	$ 23,843,628	$ -
Equity	$ 20,235,306	$ 20,413,166	$ 20,639,719	$ 21,183,026	$ 21,025,379	$ 21,389,834	$ 21,715,312	$ 21,725,428	$ 47,165,164
Maximum Debt Covenant Calculation (2)	73.0%	74.0%	77.8%	77.4%	77.3%	74.1%	72.8%	74.1%	48.2%

PORTFOLIO YIELD	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Interest Coverage - Bank Borrowings	8.0 X	12.1 X	8.5 X	7.7 X	9.2 X	9.6 X	15.2 X	16.6 X	10.4 X
Cummulative Interest Coverage - Sr. Notes	5.7 X	6.7 X	4.8 X	4.4 X	4.6 X	4.4 X	5.5 X	6.7 X	5.0 X
Cummulative Interest Coverage - Jr. Notes	2.5 X	3.0 X	2.8 X	2.7 X	2.8 X	2.7 X	3.2 X	4.1 X	4.2 X
Average Portfolio Leverage (QTR)	74.1%	73.5%	76.7%	78.2%	77.3%	76.5%	74.0%	74.6%	59.3%
Weighted Average Portfolio Yield (QTR) (3)	13.856%	13.508%	13.177%	12.958%	12.876%	12.852%	12.821%	12.575%	12.355%
Weighted Average Yield - New Originations (QTR) (3)	13.142%	12.844%	12.252%	12.399%	12.013%	11.874%	12.248%	12.280%	11.281%

AVERAGE DAILY BALANCES	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Average Portfolio Loans (UPB) (QTR)	$ 69,634,093	$ 67,962,458	$ 80,585,239	$ 89,691,919	$ 85,914,791	$ 84,906,768	$ 83,470,851	$ 87,920,807	$ 96,026,930
Average Cash (QTR)	$ 626,928	$ 572,862	$ 691,726	$ 667,855	$ 743,704	$ 451,421	$ 753,811	$ 688,546	$ 625,219
Average Cash Utilization (QTR) (4)	99.1%	99.2%	99.1%	99.3%	99.1%	99.5%	99.1%	99.2%	99.3%
Average LOC Daily Balance	$ 20,904,896	$ 16,369,083	$ 25,787,738	$ 32,033,639	$ 26,885,603	$ 25,030,971	$ 17,372,457	$ 20,578,256	$ 24,954,460
Avg LOC Utilization	52.3%	40.9%	64.5%	80.1%	67.2%	62.6%	43.4%	51.4%	62.4%

PORTFOLIO TURNOVER	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Loans Originated (QTR)	69	95	121	106	104	94	128	143	143
Loans Paid Off (QTR)	65	80	79	101	100	115	110	117	127
New REO Assets / Deeds in Lieu	0	1	1	0	2	0	0	0	0
Portfolio Loans	191	205	246	251	253	232	250	276	292
Total Historical Payoffs	2,244	2,325	2,405	2,506	2,608	2,723	2,833	2,950	3,077
Total Historical Originations, #	2,435	2,530	2,651	2,757	2,861	2,955	3,083	3,226	3,369
Total Historical Originations, $	$ 680,923,418	$ 710,721,761	$ 749,827,339	$ 782,106,336	$ 811,609,881	$ 838,936,787	$ 876,647,444	$ 924,454,757	$ 972,262,070

LOAN SIZE (UPB)	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Portfolio Loans (UPB)	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159
Average Loan Size	$ 357,352	$ 353,871	$ 359,693	$ 357,792	$ 345,123	$ 346,019	$ 322,746	$ 333,509	$ 324,603
Median Loan Size	$ 236,637	$ 227,146	$ 250,211	$ 248,993	$ 227,200	$ 231,550	$ 226,429	$ 225,000	$ 237,911
TTM Average Loan Size	$ 344,484	$ 355,036	$ 359,428	$ 357,177	$ 354,120	$ 352,157	$ 342,920	$ 336,849	$ 331,719
$0-$100,000	18	21	27	29	26	24	26	32	39
$100,001-$200,000	57	58	67	71	80	66	82	91	75
$200,001-$300,000	39	49	52	47	50	64	67	62	73
$300,001-$500,000	36	39	51	54	53	44	40	44	66
$500,001-$1,000,000	33	29	37	39	32	22	25	37	30
$1,000,000-$1,500,000	5	5	7	7	7	7	5	5	4
$1,500,000-$2,000,000	1	2	3	1	1	1	2	3	3
$2,000,000-$2,500,000	1	1	1	2	2	1	2	2	2
$2,500,000-$3,000,000	1	1	1	1	2	3	1	0	0
$3,000,000+	0	0	0	0	0	0	0	0	0

(1) Bank debt and total assets are net of line of credit origination fees.

(2) Maximum Debt Covenant may not exceed 80% and is calculated as the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings divened by total assets.

(3) Weighted average portfolio yield equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).

(4) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Performing Loans	188	201	242	246	252	229	247	273	291
New Delinquent Loans	1	4	1	2	0	2	1	1	0
Total Delinquent Loans	3	4	4	5	1	3	3	3	1
Total Historical Delinquent Loans	139	143	144	146	146	148	149	150	150
Performing Loans (UPB)	$ 65,484,342	$ 70,870,060	$ 86,572,671	$ 86,932,085	$ 86,929,287	$ 77,911,896	$ 77,988,378	$ 89,348,906	$ 93,901,343
Total Delinquent (UPB)	$ 2,769,878	$ 1,673,573	$ 1,911,879	$ 2,873,793	$ 386,957	$ 2,364,548	$ 2,698,228	$ 2,699,498	$ 882,816
Non-Performing Loans (UPB)	$ 1,489,984	$ 392,527	$ 505,484	$ 1,079,550	$ -	$ 1,976,976	$ 2,698,228	$ 2,699,498	$ 882,816
Non-Accruing Loans (UPB)	$ 1,279,894	$ 1,281,046	$ 1,406,395	$ 1,794,243	$ 386,957	$ 387,572	$ -	$ -	$ -
Provision for Loan Losses (QTR)	$ 30,000	$ 414,485	$ 165,430	$ 166,466	$ 281,754	$ 261,816	$ 219,071	$ 308,413	$ 311,413
Loan Charge Offs (QTR)	$ (59,589)	$ (318,382)	$ (115,253)	$ (53,437)	$ -	$ -	$ (408,464)	$ (1,202,158)	$ (33,499)
Allowance for loan losses	$ 786,358	$ 882,461	$ 932,639	$ 1,045,668	$ 1,327,421	$ 1,589,237	$ 1,399,781	$ 506,036	$ 783,951
% UPB	1.2%	1.2%	1.1%	1.2%	1.5%	2.0%	1.7%	0.5%	0.8%
Total Historical Charge Offs vs Total Originations	0.086%	0.127%	0.136%	0.137%	0.132%	0.128%	0.169%	0.290%	0.280%
Loan Fee Income, Net (QTR)	$ 32,028	$ 72,276	$ 17,533	$ (3,032)	$ 46,728	$ 1,362	$ 38,206	$ 29,327	$ 62,489
Delinquent Loan Detail									
Total Non-Performing Loans	2	3	2	2	0	2	3	3	1
Total Non-Accuring Loans	1	1	2	3	1	1	0	0	0
Total Impaired Loans	0	0	0	0	0	0	0	0	0
% of Total (# of Loans)									
Performing	98.4%	98.0%	98.4%	98.0%	99.6%	98.7%	98.8%	98.9%	99.7%
Total Delinquent	1.6%	2.0%	1.6%	2.0%	0.4%	1.3%	1.2%	1.1%	0.3%
Non-Performing	1.0%	1.5%	0.8%	0.8%	0.0%	0.9%	1.2%	1.1%	0.3%
Non Accruing	0.5%	0.5%	0.8%	1.2%	0.4%	0.4%	0.0%	0.0%	0.0%
% of Total UPB									
Performing	95.9%	97.7%	97.8%	96.8%	99.6%	97.1%	96.7%	97.1%	99.1%
Total Delinquent	4.1%	2.3%	2.2%	3.2%	0.4%	2.9%	3.3%	2.9%	0.9%
Non-Performing	2.2%	0.5%	0.6%	1.2%	0.0%	2.5%	3.3%	2.9%	0.9%
Non Accruing	1.9%	1.8%	1.6%	2.0%	0.4%	0.5%	0.0%	0.0%	0.0%
% of Total Asset									
Performing	84.3%	87.0%	88.7%	88.1%	89.3%	86.5%	87.1%	94.3%	97.5%
Total Delinquent	3.6%	2.1%	2.0%	2.9%	0.4%	2.6%	3.0%	2.8%	0.9%
Non-Performing	1.9%	0.5%	0.5%	1.1%	0.0%	2.2%	3.0%	2.8%	0.9%
Non Accruing	1.6%	1.6%	1.4%	1.8%	0.4%	0.4%	0.0%	0.0%	0.0%

REO ASSETS	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
New REO Assets (QTR)	0	1	1	0	2	0	0	0	0
Sold REO Assets (QTR)	1	3	1	1	0	1	1	0	0
REO Assets Converted to Rental Properties	0	1	0	0	0	0	0	0	0
Total REO Assets (#)	5	2	2	1	3	2	1	1	1
Total REO Assets ($)	$ 2,876,573	$ 2,161,624	$ 2,340,802	$ 1,776,281	$ 3,280,820	$ 3,210,162	$ 1,839,487	$ 1,881,701	$ 1,881,701
% of Total Assets	3.7%	2.7%	2.4%	1.8%	3.4%	3.6%	2.1%	2.0%	2.0%
Total Historical REO Properties	40	41	42	42	44	44	44	44	44
Historical Foreclosures Reverted to Lender	27	28	29	29	31	31	31	31	31
Historical Deeds-in-Lieu of Foreclosure	13	13	13	13	13	13	13	13	13

RENTAL PROPERTIES	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
New Rental Properties (QTR)	0	1	0	0	0	0	0	0	0
Sold Rental Properties (QTR)	0	0	0	0	0	0	0	0	0
Total Rental Properties (#)	3	4	4	4	4	4	4	2	0
Total Rental Properties ($)	$ 6,549,528	$ 7,087,303	$ 7,096,340	$ 7,111,371	$ 7,084,524	$ 7,038,692	$ 6,972,937	$ 733,355	$ -

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO AGE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
# of Loans									
00-06 months	114	143	172	176	168	146	168	200	210
06-09 months	25	18	32	28	46	30	32	24	42
09-12 months	23	12	9	19	12	26	17	21	11
12+ months	29	32	33	28	27	30	33	31	29
% of Total (# of Loans)									
00-06 months	60%	70%	70%	70%	66%	63%	67%	72%	72%
06-09 months	13%	9%	13%	11%	18%	13%	13%	9%	14%
09-12 months	12%	6%	4%	8%	5%	11%	7%	8%	4%
12+ months	15%	15%	13%	11%	11%	13%	13%	11%	10%
Unpaid Principal Balance									
00-06 months	$ 35,505,262	$ 45,872,055	$ 52,042,872	$ 53,167,479	$ 45,968,198	$ 38,348,257	$ 44,258,044	$ 59,589,523	$ 61,215,706
06-09 months	$ 10,301,916	$ 7,029,326	$ 15,097,863	$ 10,600,733	$ 16,566,596	$ 9,098,664	$ 9,361,350	$ 8,411,250	$ 13,701,613
09-12 months	$ 11,520,246	$ 6,227,050	$ 4,338,255	$ 9,784,634	$ 7,551,089	$ 11,018,243	$ 6,069,021	$ 6,304,957	$ 4,128,339
12+ months	$ 10,926,796	$ 13,415,202	$ 17,005,561	$ 16,253,032	$ 17,230,360	$ 21,811,280	$ 20,998,191	$ 17,742,675	$ 15,738,502
% of Total (UPB)									
00-06 months	52%	63%	59%	59%	53%	48%	55%	65%	65%
06-09 months	15%	10%	17%	12%	19%	11%	12%	9%	14%
09-12 months	17%	9%	5%	11%	9%	14%	8%	7%	4%
12+ months	16%	18%	19%	18%	20%	27%	26%	19%	17%

PORTFOLIO LTV	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Active Loans (UPB)									
Unpaid Principal Balance (UPB)	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404	$ 94,784,159
Undispersed Construction Loan Balance (5)	$ 9,796,486	$ 10,183,256	$ 10,622,926	$ 9,902,260	$ 9,652,563	$ 8,826,235	$ 9,918,419	$ 10,101,465	$ 13,560,935
Est. After Repair Value ($)	$ 118,689,600	$ 127,174,600	$ 150,983,600	$ 155,001,000	$ 152,191,000	$ 137,713,000	$ 140,362,000	$ 158,951,000	$ 173,407,000
Loan-to-Value (Fully Funded) (6)	66%	65%	66%	64%	64%	65%	65%	64%	62%
Paid Off Loans (UPB) (QTR)									
Unpaid Principal Balance (UPB)	$ 23,960,981	$ 24,874,495	$ 23,316,276	$ 30,687,115	$ 29,373,809	$ 34,719,152	$ 36,340,762	$ 35,114,799	$ 39,049,364
Average Loan Size (UPB)	$ 368,630	$ 310,931	$ 295,143	$ 303,833	$ 293,738	$ 301,906	$ 330,371	$ 300,126	$ 307,475
Average Loan Size (UPB, Trailing 12 Months)	$ 310,961	$ 314,971	$ 319,776	$ 319,634	$ 300,911	$ 298,655	$ 307,462	$ 306,535	$ 309,970
Properties Sold - Retail (QTR) (7)									
Unpaid Principal Balance (UPB)	$ 18,915,694	$ 20,609,389	$ 17,220,565	$ 25,171,170	$ 23,035,904	$ 25,215,157	$ 27,194,998	$ 27,319,082	$ 33,272,500
Original "After Repair" Loan to Value	67%	68%	63%	67%	62%	63%	68%	66%	66%
Actual Sale Price	$ 30,007,600	$ 32,208,000	$ 28,500,531	$ 39,107,250	$ 37,289,950	$ 41,543,215	$ 43,384,929	$ 45,324,764	$ 55,015,578
Actual Loan-to-Sales Price (LTV)	63%	64%	60%	64%	62%	61%	63%	60%	60%
Properties Sold (# of Loans)	49	64	63	79	73	86	84	97	104
Refinanced Loans & Wholesaled Properties (QTR) (7)									
Unpaid Principal Balance (UPB)	$ 5,045,288	$ 4,265,106	$ 6,095,712	$ 5,515,946	$ 6,337,905	$ 9,503,995	$ 9,145,764	$ 7,795,717	$ 5,776,864
Loans Refinanced & Wholesaled (# of Loans)	16	17	16	22	27	29	26	20	24

BORROWER CONCENTRATION	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
Portfolio Borrowers	132	145	162	166	162	160	166	175	183
Avg. Loans / Borrower	1.4	1.4	1.5	1.5	1.6	1.5	1.5	1.6	1.6
Avg. % of Portfolio UPB per Borrower	0.8%	0.7%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.5%
Top Borrower (% of UPB)	9.4%	8.7%	7.4%	6.5%	6.7%	5.2%	3.5%	4.5%	4.4%
Top 3 Borrowers (% of UPB)	19.8%	17.3%	15.2%	13.9%	13.5%	11.7%	9.9%	11.0%	11.4%

(5) Undispersed Construction Loan Balance is comprised of construction funds that have been approved but not yet dispersed.

(6) Estimated Loan-to-Value assumes all loans are fully funded and improvements to real estate have been completed. Value is based on After Repair Value (ARV).

(7) Prior to 2014, loans that were paid off through a refinance (property not sold) were included in paid off loans using our ARV quicksale estimate as the sales price. As of 1Q14,

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
# of Loans									
SFR - Rehab	165	176	211	220	224	207	226	255	268
SFR - New Construction	22	26	31	25	22	17	15	13	15
MFR - Rehab (8)	1	1	2	2	2	2	2	2	2
MFR - New Construction	2	1	0	0	1	2	2	1	2
Commercial	1	1	2	4	4	3	3	5	5
Land Entitlements	0	0	0	0	0	1	2	0	0
% of UPB									
SFR - Rehab	81%	80%	79%	81%	81%	81%	83%	84%	85%
SFR - New Construction	12%	14%	14%	11%	9%	8%	6%	5%	5%
MFR - Rehab	2%	1%	2%	2%	3%	4%	4%	3%	3%
MFR - New Construction	1%	1%	0%	0%	1%	1%	1%	1%	1%
Commerical	4%	3%	5%	6%	6%	6%	5%	6%	6%
Land Entitlements	0%	0%	0%	0%	0%	<1%	<1%	0%	0%

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
ARIZONA									
# of Active Loans (EOQ)	—	4	6	8	4	2	1	2	4
% of Total UPB	—	1%	1%	2%	1%	1%	<1%	1%	1%
# of Paid Off Loans (QTR)	—	—	1	2	5	4	2	—	2
% of Paid Off UPB	—	—	<1%	1%	4%	3%	1%	—	2%
CALIFORNIA									
# of Active Loans	58	57	78	85	78	75	88	87	80
% of Total UPB	46%	44%	49%	50%	47%	49%	50%	49%	42%
# of Paid Off Loans (QTR)	18	24	22	25	29	37	31	37	39
% of Paid Off UPB	53%	44%	39%	38%	40%	43%	43%	43%	46%
COLORADO									
# of Active Loans	18	17	19	13	15	12	14	16	14
% of Total UPB	12%	11%	10%	8%	8%	7%	6%	7%	7%
# of Paid Off Loans (QTR)	3	5	5	11	3	8	5	7	7
% of Paid Off UPB	6%	9%	9%	13%	9%	10%	8%	7%	6%
CONNECTICUT									
# of Active Loans	1	—	—	—	—	—	—	—	—
% of Total UPB	<1%	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	1	—	—	—	—	—	—	—
% of Paid Off UPB	—	1%	—	—	—	—	—	—	—
D.C - Washington									
# of Active Loans	—	—	—	—	—	—	—	1	1
% of Total UPB	—	—	—	—	—	—	—	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—	—
FLORIDA									
# of Active Loans	3	1	2	2	1	—	1	3	4
% of Total UPB	1%	<1%	1%	1%	<1%	—	<1%	1%	<1%
# of Paid Off Loans (QTR)	1	2	1	—	2	1	1	—	4
% of Paid Off UPB	5%	1%	1%	—	2%	1%	1%	—	2%
GEORGIA									
# of Active Loans	4	5	6	6	4	4	4	3	10
% of Total UPB	1%	1%	1%	1%	1%	1%	1%	<1%	1%
# of Paid Off Loans (QTR)	—	2	1	3	5	1	1	4	1
% of Paid Off UPB	—	1%	<1%	1%	2%	<1%	<1%	1%	<1%

(8) Multi family residential is defined as consisting of 5 or more resi

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
ILLINOIS									
# of Active Loans	16	12	8	6	4	3	2	2	6
% of Total UPB	5%	4%	3%	2%	1%	1%	<1%	<1%	1%
# of Paid Off Loans (QTR)	7	4	4	2	—	1	2	—	—
% of Paid Off UPB	4%	2%	2%	3%	—	1%	1%	—	—
INDIANA									
# of Active Loans	2	5	12	12	9	7	3	1	—
% of Total UPB	<1%	1%	2%	1%	1%	1%	<1%	<1%	—
# of Paid Off Loans (QTR)	1	—	1	3	5	2	4	2	1
% of Paid Off UPB	<1%	—	<1%	2%	2%	1%	2%	1%	<1%
LOUISIANA									
# of Active Loans (EOQ)	1	1	—	—	—	—	—	—	—
% of Total UPB	<1%	<1%	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	1	—	1	—	—	—	—	—	—
% of Paid Off UPB	<1%	—	1%	—	—	—	—	—	—
MARYLAND									
# of Active Loans (EOQ)	—	—	—	1	4	3	4	9	12
% of Total UPB	—	—	—	<1%	1%	1%	1%	1%	2%
# of Paid Off Loans (QTR)	—	—	—	—	—	1	3	2	2
% of Paid Off UPB	—	—	—	—	—	1%	2%	1%	1%
MISSOURI									
# of Active Loans	—	2	2	2	1	2	4	8	11
% of Total UPB	—	<1%	<1%	<1%	<1%	<1%	<1%	1%	1%
# of Paid Off Loans (QTR)	1	1	—	—	2	—	—	3	—
% of Paid Off UPB	<1%	<1%	—	—	1%	—	—	1%	—
NEW JERSEY									
# of Active Loans	1	1	1	1	—	—	—	—	—
% of Total UPB	<1%	<1%	<1%	<1%	—	—	—	—	—
# of Paid Off Loans (QTR)	2	—	—	—	1	—	—	—	—
% of Paid Off UPB	1%	—	—	—	<1%	—	—	—	—
NEW MEXICO									
# of Active Loans	—	—	—	—	1	1	1	1	—
% of Total UPB	—	—	—	—	<1%	<1%	<1%	<1%	—
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	1
% of Paid Off UPB	—	—	—	—	—	—	—	—	<1%
NORTH CAROLINA									
# of Active Loans	3	3	3	1	2	9	9	7	6
% of Total UPB	<1%	1%	<1%	<1%	<1%	1%	1%	1%	1%
# of Paid Off Loans (QTR)	—	—	—	2	2	1	4	7	3
% of Paid Off UPB	—	—	—	1%	<1%	<1%	1%	3%	1%
OREGON									
# of Active Loans	43	45	50	58	58	48	41	42	50
% of Total UPB	22%	22%	20%	21%	21%	20%	17%	16%	18%
# of Paid Off Loans (QTR)	12	19	21	19	23	26	25	23	17
% of Paid Off UPB	15%	25%	29%	20%	26%	22%	22%	21%	14%
PENNSYLVANIA									
# of Active Loans	1	1	1	—	—	—	—	—	—
% of Total UPB	<1%	<1%	<1%	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	1	—	—	—	—	—
% of Paid Off UPB	—	—	—	1%	—	—	—	—	—

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21
SOUTH CAROLINA									
# of Active Loans	6	4	4	3	1	1	—	—	—
% of Total UPB	3%	2%	1%	1%	<1%	<1%	—	—	—
# of Paid Off Loans (QTR)	—	2	—	1	3	1	1	—	—
% of Paid Off UPB	—	3%	—	<1%	3%	1%	1%	—	—
TENNESSEE									
# of Active Loans	2	1	1	2	3	1	1	1	1
% of Total UPB	<1%	<1%	<1%	1%	1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	1	1	—	1	2	—	—	—
% of Paid Off UPB	—	1%	1%	—	1%	1%	—	—	—
TEXAS									
# of Active Loans	10	21	18	12	17	18	30	33	47
% of Total UPB	3%	5%	3%	2%	3%	4%	8%	7%	12%
# of Paid Off Loans (QTR)	4	5	11	13	6	10	13	21	19
% of Paid Off UPB	3%	3%	8%	7%	4%	4%	6%	15%	11%
UTAH									
# of Active Loans	1	2	6	5	6	6	12	20	15
% of Total UPB	1%	1%	2%	1%	2%	2%	3%	5%	3%
# of Paid Off Loans (QTR)	—	—	1	5	2	4	2	2	13
% of Paid Off UPB	—	—	1%	3%	1%	4%	1%	1%	7%
VIRGINA									
# of Active Loans	1	2	3	4	7	6	6	5	4
% of Total UPB	<1%	<1%	<1%	2%	1%	1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	—	1	—	—	3	2	—	1	2
% of Paid Off UPB	—	1%	—	—	<1%	1%	—	<1%	1%
WASHINGTON									
# of Active Loans	20	21	26	30	38	34	29	35	27
% of Total UPB	6%	6%	6%	7%	12%	12%	10%	10%	9%
# of Paid Off Loans (QTR)	15	14	9	14	8	14	16	8	16
% of Paid Off UPB	12%	10%	8%	10%	5%	8%	9%	5%	9%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.